UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 31, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com
For immediate release
May 31, 2007
EMethanex Achieves Financial Close for Egypt Methanol Project
Methanex Corporation’s affiliate, EMethanex, has achieved financial close for its project to construct a 1.26 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. Methanex has a 60% interest in the joint venture, with 33% held by Egyptian Government partners (Echem 12%, EGAS 12% and GASCO 9%) and 7% held by Arab Petroleum Investments Corporation (APICORP). Commercial production from the project is expected in early 2010, and Methanex will offtake 100% of the methanol. The forward funding requirement for the Engineering, Procurement and Construction (EPC) and Owners’ costs is approximately US$810 million; US$530 million of limited recourse project financing has been secured.
Bruce Aitken, President and CEO of Methanex, commented, “We are delighted to proceed with this value creating project, which closely aligns with our strategy of maintaining and enhancing our leadership in the production, marketing and delivery of methanol. With its strategic location on the Mediterranean Sea, we believe this plant will be very competitively positioned to supply our global customer base.”
Mr Aitken continued, “We believe this new production hub in Egypt will integrate seamlessly into our global supply chain and enhance the security of supply to the growing methanol needs of our customers. Similar to our facilities in Chile and Trinidad, the Damietta site also has the potential to add additional methanol trains in the future that would benefit from economies of scale and synergies from this first plant. We believe there are also some interesting opportunities for growth of methanol derivatives to supply the Egyptian market and we have recently signed an MOU to investigate the development of a dimethyl ether (DME) facility in Egypt.”
Michael Macdonald, Methanex’s Senior Vice President, Corporate Development, who is leading the project for the Company, added, “This project is also a major milestone in the Petrochemical Master Plan developed by the Egyptian Ministry of Petroleum to add value and leverage economic growth off its growing natural gas resource. We are very pleased to be partners with the Egyptian Government through Ministry of Petroleum companies and with APICORP, and all participants bring an important contribution to this project. Gas will be supplied by EGAS, gas distribution by GASCO, local marketing in Egypt will be undertaken by Echem and a portion of the project debt will be provided by Saudi Arabia-based APICORP.”
Mr. Macdonald added, “The project will be executed by Techint out of their Milan and Cairo offices and will include considerable local content provided by Egyptian Ministry of Petroleum companies; ENPPI (engineering) and Petrojet (construction). The project has been financed by the European Investment Bank and a syndicate of International and Egyptian Banks.”
Techint E&C, which employs about 16,000 people, is the Engineering & Construction Division of the Techint Group. For 60 years Techint E&C has realized about 3,500 projects worldwide. The Techint Group in the financial year ended on June 30, 2006 had total revenues of US$16 billion.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trade on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com
Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Investor Inquiries:		Media Inquiries:
Jason Chesko	or	Diana Barkley
Director, Investor Relations		Director, Public Affairs
Methanex Corporation		Methanex Corporation
604-661-2600		604-661-2600